Exhibit 19.1

BUMBLE INC.

SECURITIES TRADING POLICY

This Securities Trading Policy (“Policy”) contains the following sections:

1.0 General

2.0 Definitions

3.0 Statement of Policy

4.0 Other Prohibited Transactions

5.0 Certain Limited Exceptions

6.0 Pre-clearance of Trades and Other Procedures

7.0 10b5-1 and Other Trading Plans

8.0 Potential Criminal and Civil Liability and/or Disciplinary Action

9.0 Broker Requirements for Section 16 Persons

10.0 Confidentiality

11.0 Legal Effect of this Policy

1.0
General
1.1
Bumble Inc. and its subsidiaries (collectively, the “Company”) has adopted this Policy to prevent insider trading or even allegations of insider trading. Strict adherence to this Policy will help safeguard both the Company’s reputation and integrity and your own. This Policy applies to (a) the Company’s directors, officers, employees and any other persons the Company determines should be subject to the Policy, such as contractors and consultants (collectively, “Bumble Personnel”), (b) family members of Bumble Personnel (including anyone who lives in their household) and (c) trusts, corporations and other entities controlled by any of such persons (collectively, together with Bumble Personnel and their family members, “Insiders”) each of whom must, at all times, comply with the securities laws of the United States and all other applicable jurisdictions.
1.2
Federal securities laws prohibit trading in the securities of a company while aware of “inside” information. These transactions are commonly known as “insider trading”. It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell or retain the securities of a company to which such inside information relates. This includes any communication providing inside information on social media or other internal or external Internet platforms. Anyone violating these laws is subject to personal liability and could face significant fines and criminal penalties, including imprisonment. Federal securities laws also create a strong incentive for the Company to deter insider trading by its employees. In the normal course of business, Bumble Personnel may come into possession of inside information concerning the Company, transactions in which the Company proposes to engage, or customers, partners, vendors or other entities with which the Company does business. Therefore, the Company has established this Policy with respect to trading in its securities or securities of another company. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section 8.0.
1.3
This Policy concerns compliance as it pertains to the disclosure of inside information regarding the Company or another company and to trading in securities while in possession of such inside information. In addition to requiring that Insiders comply with the letter of the law, it is the Company’s policy that Insiders exercise judgment so as to also comply with the spirit of the law and avoid even the appearance of impropriety.
1.4
This Policy is intended to protect Insiders and the Company from insider trading violations. However, the matters set forth in this Policy are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy or applicable law, please contact the Chief Legal Officer or their designee.
2.0
Definitions
2.1
Family Members. For purposes of this Policy, the term “family members” includes family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (e.g., parents or children who consult with Bumble Personnel before they trade in Company securities). Bumble Personnel are responsible for the transactions of their family members and therefore should make them aware of the need to confer with them before they trade in the Company’s securities or securities of companies we do business with.
2.2
Material. Information is generally considered “Material” if a reasonable investor would consider it important in deciding whether to buy, sell, or hold a security. The information may concern the Company or another company and may be positive or negative. In addition, it should be emphasized that Material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could well be Material. Insiders should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is Material.

Examples of Material information may include, but are not limited to:

•
quarterly or annual results;
•
guidance on earnings estimates, significant variances in results from previous guidance and changing or confirming such guidance on a later date or other projections of future financial performance or business outlook (whether based on financial or non-financial metrics);
•
mergers, acquisitions, dispositions, tender offers, joint ventures, or changes in assets;

•
significant developments with respect to products or technologies;
•
developments regarding the Company’s significant intellectual property;
•
developments regarding customers or suppliers, including the acquisition or loss of an important contract;
•
changes in control of the Company or in senior management;
•
significant changes in executive compensation policy;
•
change in or dispute with the Company’s independent registered public accounting firm or notification that the Company may no longer rely on such firm’s report;
•
financings and other events regarding the Company’s debt instruments and debt or equity securities (e.g., defaults, calls of securities for redemption, refinancings or repayment of significant debts, amendments, share repurchase plans, stock splits, public or private sales of securities, changes in dividends and changes to the rights of securityholders);
•
significant write-offs;
•
significant pending or threatened litigation or governmental investigations or significant developments with respect to litigation or governmental investigations;
•
a significant disruption in the Company’s operations, or loss, potential loss, breach or unauthorized access of the Company’s property or assets, including information technology infrastructure and cybersecurity and privacy incidents or events; and
•
impending bankruptcy, corporate restructuring, or receivership.

Information that something is likely to happen or even just that it may happen can be Material. Courts often resolve close cases in favor of finding the information Material. Therefore, Insiders should err on the side of caution. Insiders should keep in mind that the rules and regulations of the Securities and Exchange Commission’s (“SEC”) provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were unrelated to the information.

Before determining whether specific information may be deemed Material, please contact the Chief Legal Officer or their designee.

2.3
Non-Public Information. For the purpose of this Policy, all Company information is “Non-Public Information” until three criteria have been satisfied:

First, the information must have been widely disseminated by the Company. Generally, Insiders should assume that information has NOT been widely disseminated unless it has been disclosed by the Company in (i) a press release distributed through a widely disseminated news or wire service; (ii) a publicly available filing made with the SEC; or

(iii) another manner compliant with Regulation FD (Fair Disclosure). For additional information regarding disclosures made in compliance with Regulation FD, please see the Company’s Policy and Procedures for Compliance with Regulation FD.

Second, the information disseminated must be some form of “official” announcement or disclosure, which, in the case of information about the Company, must be made by the Company. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the rumors, speculation, or statements are accurate.

Third, after the information has been disseminated, a period of time must pass sufficient for the information to be absorbed by the general public. As a general rule, information should not be considered fully absorbed until after at least one full trading session has elapsed on the Nasdaq Stock Market (“Nasdaq”) after the information is disseminated in a national news medium or publicly disclosed in a filing with the SEC (or in another manner compliant with Regulation FD).

2.4
Permanent Restricted Persons: The term “Permanent Restricted Persons” means Section 16 Persons, family members of Section 16 Persons (including anyone who lives in their household) and trusts, corporations and other entities controlled by Section 16 Persons.
2.5
Restricted Persons: The term “Restricted Persons” means Permanent Restricted Persons and Other Restricted Persons (as such term is defined in Section 6.0).
2.6
Section 16 Persons: The term “Section 16 Persons” means members of the Company’s Board of Directors and the Company’s “officers” (as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as designated by the Company from time to time.
2.7
Security or Securities. The term “security” or “securities” is defined very broadly by the securities laws and includes stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options), or other similar instruments.
2.8
Trade or Trading. The term “trade” or “trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including derivative exercises, gifts or other contributions, pledges, exercises of stock options granted under the Company’s stock plans, sales of stock acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan.
3.0
Statement of Policy
3.1
General – Bumble Inc. No Insider may trade the Company’s securities at any time when the Insider has Material Non-Public Information concerning the Company. It is the responsibility of the Insider to be certain that they do not have Material Non-Public Information when determining to trade.

3.2
General – Other Companies. No Insider may trade securities of another company at any time when the Insider has Material Non-Public Information about that company or its industry, including, without limitation, information about any of our customers, vendors, suppliers or partners, when that information was obtained as a result of the Insider’s employment or relationship to the Company.
3.3
Tipping. No Insider may disclose (“tip”) Material Non-Public Information to any other person (including family members), and no Insider may make trading recommendations on the basis of Material Non-Public Information. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip”.
3.4
Public Comment. No Insider who receives or has access to the Company’s Material Non-Public Information may comment on stock price movements or rumors of other corporate developments (including discussions in Internet “chat rooms” or on social media platforms) that are of possible significance to the investing public unless it is part of the Insider’s job (such as Investor Relations) or the Insider has been specifically authorized in accordance with the Company’s Policy and Procedures for Compliance with Regulation FD, which prohibits selective disclosure of Material Non-Public Information to market participants by persons acting on behalf of the Company. If you comment on corporate developments, stock price movements or rumors, or disclose Material Non-Public Information to a third party you must contact the Chief Legal Officer or their designee immediately.
3.5
Media/Analyst Inquiries. In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should refer such inquiries, without comment, to the Company’s Chief Financial Officer, the head of Investor Relations, the Chief Communications Officer or the Chief Legal Officer (or their respective designees).
3.6
Window Periods. Even if you are not aware of any Material Non-Public Information, certain Insiders may only trade in the Company’s securities during the four “Window Periods” (as defined below) that occur each fiscal year or in connection with an SEC-registered primary or secondary underwritten offering of the Company. In addition, Restricted Persons must also receive pre-approval prior to any transaction involving the Company’s securities. See Section 6.0.
3.7
Policy Effective Time. An Insider who is aware of Material Non-Public Information when they cease to be an Insider, may not trade in the Company’s securities until that information has become public or is no longer material. In addition, this Policy continues in effect for all Restricted Persons until the opening of the first Window Period after termination of employment or other relationship with the Company, except that, unless notified otherwise by the Company, the pre-clearance requirements set forth in Section 6.0 continue to apply to Permanent Restricted Persons for six months after the termination of their status as a Permanent Restricted Person. See Section 6.3. If you

have specific questions regarding this Policy, what may constitute Material Non-Public Information or applicable law, please contact the Chief Legal Officer or their designee.
4.0
Other Prohibited Transactions
4.1
No Short Sales, Hedging or Speculative Transactions. No Insider, whether or not they possess Material Non-Public Information, may trade in options, warrants, puts and calls or similar instruments on the Company’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery) or engage in speculative trading (e.g. “day trading”) that is intended to take advantage of short-term price fluctuations. Such activities may put the personal gain of the Insider in conflict with the best interests of the Company and its securityholders or otherwise give the appearance of impropriety. In addition, no Insider may engage in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities.
4.2
No Margin Accounts or Pledges. No Insider, whether or not they possess Material Non-Public Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan.

Securities purchased on margin may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if you purchase securities on margin or pledge them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when you are aware of Material Non-Public Information or otherwise are not permitted to trade in our securities. Any such sale, even though not initiated at your request, would still constitute a sale for your benefit and may subject you to liability under the insider trading rules if made at a time when you are aware of Material Non-Public Information. Similar concerns apply to a bank or other loans for which you have pledged stock as collateral. For these reasons, purchases of the Company’s securities on margin, borrowing against any account in which the Company’s securities are held, and pledging of the Company’s securities as collateral for a loan are not permitted.

4.3
Managed Accounts. If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you should advise your broker or investment advisor not to trade in Company securities at any time.
5.0
Certain Limited Exceptions

The prohibition on trading in the Company’s securities set forth in Section 3.0 above does not apply to:

•
Transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime).
•
The exercise of stock options to buy and hold the Company’s stock (and not sell) (including any net-settled stock option exercise to buy and hold) pursuant to our equity incentive plans; however, the sale of any stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy.
•
The withholding by the Company (whether mandated by the Company or pursuant to a tax withholding right) of shares of restricted stock, shares underlying restricted stock units or shares subject to an option to satisfy tax withholding requirements.
•
The execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company. See Section 7.0.
•
Sales of the Company’s securities as a selling stockholder in a registered public offering in accordance with applicable securities laws.
•
Trading in mutual funds and Exchange Traded Funds (ETFs) holding Company securities at any time, that are either based on broad indexes, such as Standard & Poor’s or Nasdaq, or on targeted sectors with portfolio holdings of at least 30 or more companies.
•
To the extent the Company offers its securities as an investment option in the Company’s 401(k) plan, the purchase of stock through the Company’s 401(k) plan through regular payroll deductions; however, the sale of any such stock and the election to transfer funds into or out of, or a loan with respect to amounts invested in, the stock fund is subject to this Policy.
•
To the extent the Company offers its securities as an investment option in an employee stock purchase plan, the purchase of stock through the Company’s employee stock purchase plan; however, elections to participate in such plan, the sale of any such stock and changing instructions regarding the level of withholding contributions which are used to purchase stock is subject to this Policy.
•
To the extent the Company offers a dividend reinvestment plan (“DRIP”), the purchase of stock through the DRIP resulting from reinvestment of dividends paid on the Company’s securities; however, (i) a voluntary purchase of the Company’s securities that results from additional contributions a participant chooses to make to the DRIP, and to a participant’s election to participate, cease participation or otherwise alter their participation in the DRIP, and (ii) a participant’s sale of any of the Company’s securities purchased pursuant to the DRIP, are subject to this Policy.

6.0
Pre-clearance of Trades and Other Procedures
6.1
Restricted Persons. Restricted Persons must obtain the advance approval of the Chief Legal Officer or their designee in accordance with Section 6.3 before effecting trades of, or engaging in other transactions in, the Company’s securities, including, but not limited to, any purchase or sale, any exercise of an option (whether cashless or otherwise), gifts, loans, rights or warrant to purchase or sell such securities, contribution to a trust or other transfers, whether the transaction is for the individual’s own account, one over which they exercise control, or one in which they have a beneficial interest.
6.2
Other Restricted Persons. From time to time, the Company will notify persons other than Permanent Restricted Persons that they are subject to the pre-clearance requirements set forth in Section 6.3 if the Company believes that, in the normal course of their duties, they are likely to have regular access to Material Non-Public Information (“Other Restricted Persons”). Examples of such persons include other corporate officers and employees such as those working in Sales and Marketing, Legal, Finance, Information Technology and Corporate Development Departments, family members of any of such persons, and trusts, corporations and other entities influenced or controlled by any of such persons, and certain key support employees. Occasionally, certain additional individuals may have access to Material Non-Public Information for a limited period of time. During such a period, such persons may be notified that they are also Other Restricted Persons who will be subject to the pre-clearance requirements set forth in Section 6.3 and the Window Period restrictions set forth in Section 6.4. Any person notified of their status as an Other Restricted Person will remain an Other Restricted Person subject to the pre-clearance requirements set forth in Section 6.3 unless otherwise notified in writing by the Chief Legal Officer or their designee.
6.3
Pre-Clearance Procedures. Subject to Section 7.0, Restricted Persons should submit a request for pre-clearance to the Chief Legal Officer or their designee at least one business day in advance of the proposed transaction by emailing the Chief Legal Officer or their designee. The pre-clearance request to transact in Company securities must set forth the number of and type of securities (e.g., Class A common stock), the proposed date of the transaction, the type of transaction requested (e.g., purchase, sale, gift, stock option exercise, etc.) and include a representation that the requestor “is not currently in possession of any material non-public information relating to Bumble Inc. and its subsidiaries.” Approval must be in writing, specifying the securities involved. Approval for transactions will generally be granted only during a Window Period (described in Section 6.4 below) and the transaction may only be performed during the Window Period in which the approval was granted and in any event within two days from the date of approval, provided that notwithstanding receipt of pre-clearance, you may not trade securities if you subsequently become aware of Material Non-Public Information prior to effecting the transaction. Unless notified otherwise by the Company, Permanent Restricted Persons must comply with these pre-clearance requirements for six months after the termination of their status as a Permanent Restricted Person.

6.4
Window Periods. The Company has established four “windows” of time during the fiscal year (“Window Periods”) during which trading may be performed by Restricted Persons and other persons notified that they are subject to Window Periods, provided that transactions effected by Restricted Persons remain subject to approval by the Chief Legal Officer or their designee pursuant to the pre-clearance requirements set forth in Section 6.3. Each Window Period begins after at least one full trading session on Nasdaq after the date on which the Company makes a public news release of its quarterly or annual earnings for the prior fiscal quarter or year. Assuming Nasdaq is open each day, the following indicates when Restricted Persons and other persons notified that they are subject to Window Periods may trade after the Company’s public news release of its quarterly or annual earnings fiscal quarter for the prior fiscal quarter or year:

Announcement on Tuesday	First Day of Trading

Before market opens	Wednesday
While market is open	Thursday
After market closes	Thursday

That same Window Period will generally close at the close of trading on the 15th day of the last month of the then current fiscal quarter. After the close of the Window Period, except as set forth in Section 5.0 above, Restricted Persons and other persons notified that they are subject to Window Periods may not trade in any of the Company’s securities at least until the start of the next Window Period. The prohibition against trading while aware of, or tipping of, Material Non-Public Information applies even during a Window Period. For example, if during a Window Period, a material acquisition or divestiture is pending or a forthcoming publication in the financial press may affect the relevant securities market, you may not trade in the Company’s securities. You must consult the Chief Legal Officer or their designee whenever you are in doubt.

6.5
Special Blackouts. From time to time, the Company may require that directors, officers, selected employees and/or others be prohibited from trading in the Company’s securities, including during a Window Period, regardless of any other provision of this Policy because of developments that have not yet been disclosed to the public. If the Company declares a blackout to which you are subject, then a member of the Legal Department will notify you when the blackout begins and when it ends. All those affected shall not trade in the Company’s securities while the suspension is in effect, and shall not disclose to others inside or outside the Company that trading has been suspended for certain individuals. Although these blackouts generally will arise because the Company is involved in a highly-sensitive transaction, incident or event, they may be declared for any reason.
6.6
Notification of Window Periods. In order to assist you in complying with this Policy, the Company will endeavor to deliver an e-mail (or other communication) notifying all Restricted Persons and all other persons subject to Windows Periods when the Window Period will open and when the Window Period will close. The Company’s delivery or non-delivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company’s securities in full compliance with this Policy.

6.7
Hardship Exemptions. Those subject to the Window Periods or a special blackout pursuant to Section 6.5 may request a hardship exemption for periods outside the Window Periods or during a blackout, as applicable, if they are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the Chief Legal Officer or their designee.
7.0
10b5-1 and Other Trading Plans
7.1
SEC Rule 10b5-1 provides generally that a purchase or sale is “on the basis” of Material Non-Public Information if the person engaging in the transaction is aware of the Material Non-Public Information when the person makes the purchase or sale.
7.2
A 10b5-1 trading plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula, algorithm or similar mechanism that your broker will follow for making such determination, and satisfies various other conditions and limitations set forth in Rule 10b5-1 under the Exchange Act. A 10b5-1 trading plan can only be established when you do not possess Material Non-Public Information. Therefore, Insiders cannot enter into these plans at any time when in possession of Material Non-Public Information and, in addition, Restricted Persons and other persons subject to Windows Periods cannot enter into these plans outside Window Periods.

A 10b5-1 trading plan must not permit you (the beneficial share owner) to exercise any subsequent influence over how, when, or whether the purchases or sales are made; provided, in addition, that any other person who, pursuant to the 10b5-1 trading plan, did exercise such influence must not have been aware of the Material Non-Public Information when doing so. In addition, a 10b5-1trading plan must not permit any trades to occur until a cooling off period of at least 30 days have elapsed from adoption or modification of such plan, unless a longer period of time is required in the case of Section 16 Persons (for whom the cooling off period will be at least 90 days and in some cases longer pursuant to SEC requirements).

A 10b5-1 trading plan must also be entered into in good faith and without any purpose of evading the prohibitions of the SEC’s rules and the person who entered into such plan must act in good faith with respect to the plan. In some circumstances, terminating a 10b5-1 trading plan that is in place could call into question whether it was entered into in good faith.

Unless such requirement is waived or modified by the Chief Legal Officer or their designee in their sole discretion, a 10b5-1 trading plan should have a duration of at least six months and no more than two years. In addition, you should not trade in the Company’s securities outside of a 10b5-1 trading plan while such 10b5-1 trading plan is in effect.

7.3
Any proposed trading plan or arrangement by Insiders, including 10b5-1 trading plans, must be pre-approved by the Chief Legal Officer or their designee prior to establishing, amending or terminating such plan. The Company reserves the right to withhold approval of the adoption, amendment or termination of any such trading plan that the Company determines is not consistent with the rules regarding such plans. No Insider will be permitted to adopt a Rule 10b5-1 trading plan if such Insider has an existing contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1, subject to the exceptions set forth in the rule. Notwithstanding any approval of a Rule 10b5-1 or other trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.
7.4
You have an affirmative defense against any claim by the SEC against you for insider trading if your trade was made under a trading plan that complies with SEC Rule 10b5-1. However, if you have a 10b5-1 trading plan in place, you are still subject to risk of lawsuits by plaintiffs who may allege that the plan was not adopted in, or executed with, good faith or was part of a scheme to avoid prohibitions on illegal insider trading. You would, in that case, need to demonstrate that your 10b5-1 trading plan and any related stock transactions met the requirements described above for both the adoption and execution of the plan.
7.5
If you enter into a 10b5-1 trading plan, your 10b5-1 trading plan should be structured to avoid purchases or sales on dates occurring shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated 10b5-1 trading plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before we announce material news, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Company if the SEC or Nasdaq were to investigate your trades.
7.6
For Insiders, any modification or termination of a pre-approved 10b5-1 or other trading plan requires pre-clearance by the Chief Legal Officer or their designee. In addition, any modification of a pre-approved 10b5-1 or other trading plan must occur when you are not aware of any Material Non-Public Information and must comply with the requirements of the rules regarding such trading plans (including Rule 10b5-1, if applicable) and, if you are subject to Window Period restrictions, must take place during a Window Period. Terminations of 10b5-1 trading plans are discouraged at such times that you are aware of Material Non-Public Information and, if you are subject to Window Periods, at any time outside of a Window Period.
7.7
Transactions effected pursuant to a pre-cleared 10b5-1 or other trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.
7.8
If you are a Section 16 Person, 10b5-1 and other trading plans require special care, as the Company will be required to disclose the adoption, amendment or termination of such plans (as well as the material terms of such plans) by such persons in its periodic reports filed with the SEC. Accordingly, it is imperative that Section 16 Persons coordinate with the Chief Legal Officer prior to adopting or modifying such plans. Moreover, because such plans may specify conditions that trigger a purchase or sale, you may not even be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement that you report your transaction to the SEC within two business days after its execution. Therefore, for Section 16 Persons, a transaction executed according to a trading plan is not permitted unless the trading plan requires your broker to notify the Company before the close of business on the day of the execution of the transaction. See Section 9.0.
7.9
The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. The Company recommends that you consult your legal advisor and be sure that you fully understand the limitations and conditions of the rules before entering into any proposed trading plan or arrangement, including a 10b5-1 trading plan.
8.0
Potential Criminal and Civil Liability and/or Disciplinary Action
8.1
Individual Responsibility. Each Insider is individually responsible for complying with the securities laws and this Policy, regardless of whether the Company has prohibited trading by that Insider or any other Insiders. Trading in securities during the Window Periods and outside of any special blackout periods, or with pre-clearance, should not be considered a “safe harbor.” We remind you that, at no time, whether or not during a Window Period and whether or not you have obtained approval, may you trade securities while in possession of Material Non-Public Information.

You also should bear in mind that any proceeding alleging improper trading will necessarily occur after the trade has been completed and is particularly susceptible to second-guessing with the benefit of hindsight. Therefore, as a practical matter, before engaging in any transaction you should carefully consider how enforcement authorities and others might view the transaction in hindsight. Further, whether or not you possess Material Non-Public Information, it is advisable that if you invest in the Company’s securities or the securities of any company that has a substantial relationship with the Company, then you do so from the perspective of a long-term investor who would like to participate over time in the Company’s or such company’s earnings growth and with the knowledge that you may be prohibited from disposing of such securities in the future.

8.2
Controlling Persons. Federal securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as “controlling persons” with respect to the violator. The term “controlling person” is not defined, but includes employers (i.e., the Company), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those whom they supervise, understand and comply with the requirements set forth in this Policy.
8.3
Potential Sanctions.
(i)
Liability for Insider Trading and Tipping. Insiders, controlling persons and the Company may be subject to civil penalties, criminal penalties and/or jail for trading in securities when they have Material Non-Public Information or for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-Public Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
(ii)
Possible Disciplinary Actions. Bumble Personnel who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause or termination of other service relationship, whether or not the Bumble Personnel’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
8.4
Questions and Violations. Anyone with questions concerning this Policy or its application should contact the Chief Legal Officer or their designee. Any violation or perceived violation should be reported immediately to the Chief Legal Officer or their designee. Anonymous reporting of violations or perceived violations may be made through the Company’s ethics and compliance hotlines and website at the telephone numbers and email addresses listed in the Code of Conduct.
9.0
Broker Requirements for Section 16 Persons

The timely reporting of transactions requires tight interface with brokers handling transactions for our Section 16 Persons. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the directors and executive officers of the Company with the requirements of Section 16 of the Exchange Act, brokers of Section 16 Persons must comply with the following requirements:

•
not to enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first verifying with the Company that the transaction was pre-cleared under Section 6.3 and complying with the brokerage firm’s compliance procedures (e.g., Rule 144); and
•
to report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via e-mail to the Chief Legal Officer or their designee, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s equity securities, including gifts, transfers and all transactions under Rule 10b5-1 plans and other trading plans.

Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as may otherwise be required), to be made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and e-mailed the required information to the Company.

10.0
Confidentiality

No Bumble Personnel should disclose any Non-Public Information to non-Bumble Personnel (including to family members that are non-Bumble Personnel), except when such disclosure is needed to carry out the Company’s business and then only when the Bumble Personnel disclosing the information has no reason to believe that the recipient will misuse the information (for example, when such disclosures are authorized as necessary to facilitate negotiations with vendors, suppliers or customers or when such persons are subject to contractual confidentiality restrictions). When such information is disclosed, the recipient must be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in confidence. Bumble Personnel should disclose Non-Public Information to other Bumble Personnel only in the ordinary course of business, for legitimate business purposes and in the absence of reasons to believe that the information will be misused or improperly disclosed by the recipient. Non-Public Information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information or otherwise accessible by persons not entitled to the information, and Non-Public Information should not be discussed with any person within the Company under circumstances where it could be overheard. If you have specific questions regarding which disclosures, if any, about the Company may be appropriate to disclose to non-Bumble Personnel (including to family members), please contact the Chief Legal Officer. See also, Controlling Persons, Section 8.2.

In addition to other circumstances where it may be applicable, this confidentiality policy must be strictly adhered to in responding to inquiries about the Company that may be made by the press, securities analysts or other members of the financial community. It is important that responses to any such inquiries be made on behalf of the Company by a duly designated officer. Accordingly, Bumble Personnel should not respond to any such inquiries and should refer all such inquiries to the Company’s Chief Financial Officer, the head of Investor Relations, the Chief Communications Officer or the Chief Legal Officer or their respective designees. See also, Statement of Policy, Sections 3.4 and 3.5.

Neither this Policy nor any provision in the Code of Conduct or any other agreement with the Company or policy of the Company, shall be deemed to prohibit any current or former director, officer, or employee of the Company from communicating, cooperating or filing a charge or complaint with the SEC or any other governmental or law enforcement entity concerning possible violations of any legal or regulatory requirement, or making disclosures, including providing documents or other information to a governmental entity that are protected under the whistleblower provisions of any applicable law or regulation without notice to or approval of the Company, so long as (i) such communications and disclosures are consistent with applicable law and (ii) the information disclosed was not obtained through a communication that was subject to the attorney-client privilege (unless disclosure of that information would otherwise be permitted by an attorney pursuant to the applicable federal law, attorney conduct rules or otherwise). The Company will not limit the right of any current or former director, officer, or employee to receive an award for providing information pursuant to the whistleblower provisions of any applicable law or regulation to the SEC or any other government agency. Any provisions of any agreement between the Company and any current or former director, officer, or employee that is inconsistent with the above language or that may limit the ability of any person to receive an award under the whistleblowing provisions of applicable law is hereby deemed invalid and will not be enforced by the Company.

11.0
Legal Effect of this Policy

The Company’s Policy with respect to securities trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

Adopted by the Board of Directors

Effective Date: February 6, 2025

ACKNOWLEDGMENT CONCERNING SECURITIES TRADING POLICY

If you are a Restricted Person and have been notified by us that you are subject to the pre-clearance requirements as described in the Securities Trading Policy, we ask that you acknowledge that you have received, read and agree to abide by this Securities Trading Policy. Bumble Inc. may ask you to re-submit this acknowledgement on an annual basis or whenever the Securities Trading Policy is significantly updated.

If you are not a Restricted Person and have not been notified by us that you are subject to the pre-clearance requirements as described in the Securities Trading Policy, you do not have to sign the acknowledgement below.

By my signature below, I acknowledge that I have received, read and agree to abide by Bumble Inc.’s Securities Trading Policy.

Signature:

Name (printed):

Date: